                             AQUA DYNE INCORPORATED
                             c/o WILLIAM D. LINDBERG
                        23011 MOULTON PARKWAY, SUITE A-10
                                  LAGUNA HILLS
                                CALIFORNIA 92653

                              TEL : 1 949 380 4033
                              FAX : 1 949 380 1781
                               www.aquadyne.us.com
                               -------------------


July 28, 2006

VIA EDGAR AND FACSIMILE
-----------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:        Mr. George F. Ohsiek, Jr.
                  Mr. Adam Phippen

Dear Messrs. Ohsiek and Phippen:

This letter responds to the comment letter dated June 30, 2006 from your office with respect to our Form 10-KSB for the fiscal year ended December 31, 2005 and our Form 10-QSB for the quarterly period ended March 31, 2006. The text of your letter has been included for your reference and our response is presented below each comment.

Please note that our name changed from "Aqua Dyne, Inc." to "EESTech, Inc." effective as of June 26, 2006. Our trading symbol is now "EESH.OB." However, in the interest of avoiding confusion, our responses are being provided on Aqua Dyne, Inc. letterhead.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005
---------------------------------------------------

Item 7. Financial Statements, page 15
-------------------------------------

Report of Independent Registered Public Accounting Firm, page 17
----------------------------------------------------------------

      1. Please have your auditors revise their audit report to make reference to the cumulative data included in your financial statements. Such auditor association with the cumulative data is required on an annual basis as long as you are in the development stage.

       RESPONSE

            The audit report has been revised as requested. We have attached a revised version of the audit report as APPENDIX A to this response letter. In addition, we will amend our Form 10-KSB for the fiscal year ended December 31, 2006 to provide the revised version of the audit report upon completion of your review of our response letter.

Consolidated Balance Sheets, page 19
------------------------------------

      2. Please tell us and disclose the nature and terms of your common stock subscription agreements. Also tell us how you account for the subscriptions at the date you enter into the subscription agreements and at the date that you receive cash for and actually issue the fully paid shares. Ensure in your response you address the basis for both your balance sheet classification of the consideration received as well as the cash flows presentation related to these agreements.

       RESPONSE

            We relied on the exemption under Section 4(2) of the Securities Act of 1933, as amended, in connection with the offer and sale of shares of our common stock to certain investors.

            The company has a number of U.S. resident and international stockholders.

            Under the subscription agreement, an investor choosing to purchase shares of our common stock is required to send payment for the agreed number of shares to either our U.S. or Australian bank accounts. Once we receive confirmation that the agreed amount has been received, we complete a confirmation letter (referred to as a Stock Pledge) that is signed confirming the terms of the stock issuance. This letter contains details such as the name of the investor, number of restricted shares being subscribed for, the purchase price, and if the funds are not in USDollars, the relevant exchange rate to convert the local currency to an equivalent USD equivalent.

            We then forward an advice to our U.S. transfer agent confirming the details of the stock issuance and authorizing the transfer agent to issue the stock certificates. Following a period of up to three weeks, the transfer agent sends the stock certificates by overnight courier to our Australian office. Our corporate secretary validates the information contained in the stock certificate and sends the certificates to the respective investor.

            In the event payment is received from the investor close to the end of a fiscal quarter, we may not be able to issue the stock certificates to the investor before the end of that fiscal quarter because of administrative delays in connection with processing the stock certificates by us and the transfer agent. When this does occur, we record the transaction in the following manner:

            (i) in the balance sheet, we include the transaction in the line item "Cash" under the "Current Assets" heading and in the line item "Common stock subscribed" under the "Stockholders' equity" heading; and

            (ii) in the statement of cash flows, we include the cash received under the line item "Common shares subscribed" under the "Cash flows from financing activities" heading.

Item 8.  Controls and Procedures, page 28
-----------------------------------------

      3. Please revise to disclose your conclusions about the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Your current disclosure regarding your conclusions as of December 31, 2004 is out of date. Please similarly revise your Item 3 disclosures in your Form 10-QSB for the quarterly period ended March 31, 2006. Your current disclosure in the Form 10-QSB which does not specify the date of your evaluation or conclusions is not sufficient.

       RESPONSE

           As requested, we have revised the disclosure under Item 8A "Controls and Procedures" to our Form 10-KSB for the fiscal year ended December 31, 2005 as follows:

                  "EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. The Chief Executive Officer and Chief Financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 10-KSB, have concluded that its disclosure controls and procedures are effective to reasonably ensure that material information required to be disclosed by the Company in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specific by Securities and Exchange Commissions' rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

                  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes made during our most recently completed fiscal quarter in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

           Our Chief Executive Officer and Chief Financial Officer supplementally confirm that a review of our disclosure controls and procedures was conducted at the time of the annual audit and was completed in February 2006.

           As requested, we have revised the disclosure under Item 3 "Controls and Procedures" to our Form 10-QSB for the quarterly period ended March 31, 2006 as follows:

                  "EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. The Chief Executive Officer and Chief Financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 10-KSB, have concluded that its disclosure controls and procedures are effective to reasonably ensure that material information required to be disclosed by the Company in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specific by Securities and Exchange Commissions' rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

                  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes made during our most recently completed fiscal quarter in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

      4. Please revise your disclosures regarding the definition of disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosures do not achieve this objective. Please similarly revise your disclosures under Item 3 or your Form 10-QSB for the quarterly period ended March 31, 2006.

            RESPONSE

            Please see our response to comment 3 above, which we incorporate herein by reference.

      5. Please revise your disclosure regarding changes to internal controls over financial reporting to identify ANY CHANGES, not just significant changes, that occurred DURING THE MOST RECENT FISCAL QUARTER which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-B. Please similarly revise your disclosures under Item 3 of your Form 10-QSB for the quarterly period ended March 31, 2006.

            RESPONSE

            Please see our response to comment 3 above, which we incorporate herein by reference.

      6. Please revise your certifications here and in your Form 10-QSB for the quarterly period ended March 31, 2006 to use the exact wording specified in Item 601(b)(31) of Regulation S-B. The only modification to the wording that would be acceptable is the modification contemplated in Question and Answer 10 of the Division of Corporation Finance's Sarbanes-Oxley Act of 2002 Frequently Asked Questions, issued November 8, 2002 and available on our website at www.sec.gov.

            RESPONSE

            As requested, Exhibit 31 has been revised. We have attached a revised version of Exhibit 31 as Appendix B to this response letter. We will amend our Form 10-QSB for the quarterly period ended March 31, 2006 to provide the revised version of Exhibit 31 upon completion of your review of our response letter.

FORM 10-QSB FOR QUARTERLY PERIOD ENDED MARCH 31, 2006
-----------------------------------------------------

Item 1.  Financial Statements
-----------------------------

Consolidated Statement of Cash Flows, page 6
--------------------------------------------

      7. Based on review of your consolidated statement of operations, we note that you recorded a gain on the disposition of fixed assets during the three months ended March 31, 2006. Please tell us where the proceeds from the disposition of these fixed assets are included in your statements of cash flows. If the cash flows are not included in investing cash flows, please revise your financial statements accordingly, as SFAS 95 requires that cash flows from the sale of fixed asserts be classified as an investing activity.

       RESPONSE

            Since incorporation we have incurred research and development expenses associated with the development and operation of the JETWATER Pilot Plant. These costs included the purchase of various components that were used in the construction of the Pilot Plant and ancillary infrastructure. The costs associated with the Pilot Plant and its components were never reflected in the balance sheet as a specific asset.

            During the three months ended March 31, 2006, we concluded that as a result of design changes selected components of the Pilot Plant were superfluous to current requirements and could be disposed or scrapped.

            We disposed of a boiler component and treated the resultant cash flow of approximately AUD 35,000 as miscellaneous income. The sale of the boiler component of the Pilot Plant is not in the statement of cash flows because the Pilot Plant was not recorded as an asset, but recorded as research and development expense in accordance with FAS 2, par 8(b).

      8. Please clarify for us what the line item captioned "comprehensive gain (loss) on translation" represents. If, as we assume, this line item represents the effect of exchange rate changes on cash, please explain to us how the amount for each period is computed, as we are interested to understand why the amounts match the amount of foreign currency translation gains and losses recorded in other comprehensive income in each period presented.

       RESPONSE

            At December 31, 2005, the balance of accumulated other comprehensive income was $10,999 (December 31, 2005, last column of Statement of Changes in Stockholders' Equity (Deficit) and also on the December 31, 2005 column in the Balance Sheet's stockholders' equity). The adjustment for foreign currency translation for the quarter ended March 31, 2006 was $63,262 (see last column of Statement of Changes in Stockholders' Equity (Deficit)). Hence, the balance for accumulated other comprehensive for the quarter ended March 31, 2006 was $74,261.

            The comprehensive gain/(loss) on translation in the statement of cash flows was matched with the translation gains and losses in other comprehensive income as the translation gain (loss) from various transactions were not identified separately per account in the statement of cash flows. Hence, the total effect was presented as one item in the statement. Cumulative other comprehensive income as of March 31, 2006 is the sum of foreign currency translation adjustments relating to profit and loss accounts - $4,511, property and equipment - ($339), long-term liabilities - ($60,840), and equity - $130,929. The foreign currency adjustment relating to profit and loss was considered immaterial.

       Notes to Consolidated Financial Statements, page 7.
       ---------------------------------------------------

      9. As SFAS 123(R) is effective for your financial statement period beginning January 1, 2006, please revise to provide all of the disclosures required by that standard, including the disclosures required in the period the statement is adopted. Refer to paragraphs 64, 84, A240 and A241 of SFAS 123(R).

       RESPONSE

            We will provide the following additional disclosure in Note 2, "Summary of Significant Accounting Policies," to our Form 10-KSB for the fiscal year ended December 31, 2005:

                  "In December 2004, SFAS No. 123R, "Share-based Payment" was issued and replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the measurement of all employee share-based payments, including grants of employee stock options, using a fair-value based model. Deferred compensation calculated under the fair value method would then be amortized into income over the respective vesting period of the stock option. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005.

                  The Company accounted for employee stock-based compensation using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the intrinsic value method, the Company has recognized stock-based compensation common stock on the date of grant.

                  If the fair value based method under FAS 123 had been applied in measuring stock-based compensation expense for the years ended December 31, 2005 and 2004, the pro forma on net loss and net loss per share would have been as follows:"


                                                         Years ended
                                                         December 31
                                                    2005              2004
                                                -----------       -----------
Net loss, as reported                           $(1,737,846)      $(5,159,117)

Add: Stock based employee compensation
    expense included in reported net loss,
    net of related tax effects                           --                --

Deduct:  Total Stock-based employee
  compensation expense determined under
  fair-value based method for all awards not
  included in net loss                                   --                --
                                                -----------       -----------

Pro-forma net loss                              $(1,737,846)      $(5,227,946)
                                                ===========       ===========

Loss per share:

  Basic and diluted - as reported               $     (0.13)      $     (0.56)
  Basic and diluted - pro-forma                 $     (0.13)      $     (0.56)


            As requested, we will provide the following additional disclosure to our Form 10-QSB for the quarterly period ended March 31, 2006 and make the appropriate adjustments accordingly:

                  "Prior to January 1, 2006, the Company accounted for employee stock-based compensation using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123") Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the intrinsic value method, the Company has recognized stock-based compensation common stock on the date of grant.

                  Effective January 1, 2006 the Company adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, stock-based awards granted prior to its adoption will be expensed over the remaining portion of their vesting period. These awards will be expensed under the straight line amortization method using the same fair value measurements which were used in calculating pro forma stock-based compensation expense under SFAS 123. For stock-based awards granted on or after January 1, 2006, the Company will amortize stock-based compensation expense on a straight-line basis over the requisite service period, which is generally a five-year vesting period.

            SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures for the quarter ended March 31, 2006 such that expense was recorded only for those stock-based awards that are expected to vest. Previously under APB 25 to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture.

            If the fair value based method under FAS 123 had been applied in measuring stock-based compensation expense for the quarter ended March 31, 2005, there would still have been no compensation expense recorded, thus the pro-forma net loss and pro-forma basic and diluted loss per share will equal the amounts as reported."


Note 8 of the Form 10-KSB as of December 31, 2005, Stock Option Plan, will be revised as follows:
-------------------

     On June 6, 2002, the Company adopted a stock option plan (amended and restated in 2003) under which 1,000,000 shares of common stock are available for issuance with respect to employees and service providers of the Company. The options may be exercised at not less than 100% of the fair value of the shares or 110% if the person is an affiliate of the Company on the date of grant. The options expire after 10 years or 5 years from the date of grant if the person is ten percent shareholder of the Company. The options are exercisable at no less than 20% per year over a 5 year period when granted and are subject to restrictions on transfer, during the term of the option. The plan terminates 10 years from the date of adoption.

     The Company applies APB Opinion 25 and related interpretation in accounting for stock options. The Company did not record any compensation expense for the years ended December 31, 2005 and 2004.

                                                       WEIGHTED AVERAGE
                                                   OPTIONS      EXERCISE PRICE
                                                   ------       --------------
          Options outstanding at June 6, 2002           --      $     --
          Granted during the year                  200,000          1.05
                                                   -------      --------
          Outstanding at December 31, 2002         200,000      $   1.05
                                                   -------      --------
          Outstanding at December 31, 2003         300,000      $   1.05
                                                   -------      --------
          Outstanding at December 31, 2004         100,000      $   1.05
                                                   -------      --------
          Outstanding at December 31, 2005              --      $     --
                                                   =======      ========


     21,667 stock options were exercisable as of December 31, 2004.

     There were no options outstanding at December 31, 2005.

      10. Please revise to provide the interim period segment disclosures required by paragraph 33 of SFAS 131.

       RESPONSE

            As stated in Note 10, "Segment Information," of our Form 10-KSB for the fiscal year ended December 31, 2005, our marketing and research and development activity is administered in two operating segments:
            United States and Australia. As stated on page 9 of our Form 10-QSB for the quarterly period ended March 31, 2006, there were no research and development costs for the three months ended March 31, 2006 because the research contract with Global Power & Water, Inc. ended in June 2005, which was $25,000 per quarter.

            As requested, we will provide the following additional disclosure to our Form 10-QSB for the quarterly period ended March 31, 2006:


            SEGMENT INFORMATION

            The Company's marketing and research and development activity is administered in two operating segments: United States and Australia.

                                                 United States       Australia
                                                 -------------       ---------

Net Loss, three months ended March 31, 2006      $   159,946       $   147,059
                                       2005      $   124,096       $   585,042
                                                 -----------       -----------
Long lived assets (net) March 31, 2006           $         0       $    30,607
                                  2005           $         0       $    46,966


Item 3, Controls and Procedures, page 10
----------------------------------------

      11. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please revise your rule references accordingly.

         RESPONSE

            As requested, we will revise our rule references in future filings.



            In connection with responding to your comments, the Company hereby acknowledges that:

            o it is responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

            o it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In the event that the staff has any further requests or matters seeking clarification, please feel free to contact me at your earliest convenience at 61 7 3832 9883, fax 61 7 3832 1336 or my cell phone 0418 769 124.


Sincerely,


/s/ Paul Bailey
---------------
Paul Bailey
Chief Executive Officer
Chief Financial Officer

                                   APPENDIX A

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Aqua Dyne, Inc. and Subsidiary

We have audited the accompanying balance sheet of Aqua Dyne, Inc. and Subsidiary as of December 31, 2005, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year ended December 31, 2005 and for the period from inception (April 26, 2000) through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Aqua Dyne, Inc. and Subsidiary as of December 31, 2004, were audited by other auditors whose report dated May 25, 2005, on those statements included an explanatory paragraph that described the factors that raised substantial doubt about the Company's ability to continue as a going concern discussed in Note 3 to the financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aqua Dyne, Inc. and Subsidiary as of December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005 and for the period from inception (April 26, 2000) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America..

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed further in Note 3, the Company has been in the development stage since its inception (April 26, 2000) and continues to incur significant losses. The Company's viability is dependent upon its ability to obtain future financing and the success of its future operations. These factors raise substantial doubt as to the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Vasquez & Co. LLP
---------------------
Los Angeles, California
March 24, 2006

                                   APPENDIX B

EXHIBIT 31

                                 CERTIFICATIONS

I, Paul Bailey, Chief Executive Officer and Chief Financial Officer of Aqua Dyne, Inc. (the "Company" or "Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB of Aqua Dyne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

         (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

       (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information;

       (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting;

Date: July  26, 2006                     /s/ Paul Bailey
                                         ------------------------------------
                                         Paul Bailey, Chief Executive Officer
                                         and Chief Financial Officer